Exhibit 99.1

VANCOUVER, British Columbia, March 30, 2022 (GLOBE NEWSWIRE) -- ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) (“ElectraMeccanica” or the "Company"), a designer and manufacturer of electric vehicles revolutionizing the urban driving experience, today announced the appointment of Mr. Joseph Mitchell as Chief Operating Officer of the Company, effective on April 1, 2022.

Mr. Mitchell brings decades of experience in the automotive industry and most recently served as the Chief Executive Officer at Phoenix Motorcars, a subsidiary of SPI Energy (NASDAQ: SPI), a global renewable energy company and provider of solar storage EV solutions. Mr. Mitchell was responsible for full P&L, strategic and business planning, operation planning and creating the product roadmap for Phoenix Motorcars. Previously, he served as President, CEO and a director of UQM Technologies, Inc., a leading supplier of Electric Propulsion Systems for the commercial and automotive Electric Vehicle markets. UQM was acquired by Danfoss Power Solutions, where Mr. Mitchell played an integral role in the company’s merger. In that respect he had direct management of all functions, including sales, engineering, operations, purchasing and finance, interfacing with the Danfoss European organization to ensure a successful integration post-merger. Mr. Mitchell began his career at the Ford Motor Company as a quality engineer in the glass division. He holds a Bachelor of Science in Business Administration, from Niagara University, and a Masters in Business Administration from the Owen Graduate School of Management at Vanderbilt University.

Kevin Pavlov, CEO of ElectraMeccanica, commented, “I am pleased to announce the appointment of Joe Mitchell as our Chief Operating Officer. His decades in the automotive industry as an experienced leader challenging the status quo to shape and steer innovation is directly aligned with ElectraMeccanica’s mission. Joe has had significant expertise driving growth, competitive positioning, and profitability across emerging markets. I look forward to working Joe and welcome him to the team.”

Mr. Mitchell added, “I am excited to join ElectraMeccanica at such a pivotal time in the Company’s history as deliveries of the Company’s iconic SOLO EV are rolled out nationwide. I look forward to leveraging my industry expertise to further fuel growth, maximize profitability and position the Company for continued success.”

About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 for the consumer model and $24,500 for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.About ElectraMeccanica Vehicles Corp.

ElectraMeccanica Vehicles Corp. (NASDAQ: SOLO) is a Canadian designer and manufacturer of environmentally efficient electric vehicles (EVs). The company’s flagship vehicle is the innovative, purpose-built, single-seat EV called the SOLO. This three-wheeled vehicle will revolutionize the urban driving experience, including commuting, delivery and shared mobility. Engineered for a single occupant, it offers a unique driving experience for the environmentally conscious consumer. The SOLO has a range of 100 miles and a top speed of 80 mph, making it safe for highways. The SOLO also features front and rear crumple zones, side impact protection, roll bar, torque-limiting control as well as power steering, power brakes, air conditioning and a Bluetooth entertainment system.

It blends a modern look with safety features at an accessible price point of $18,500 for the consumer model and $24,500 for the delivery-oriented SOLO Cargo model, which features an expanded cargo box to accommodate a wide variety of fleet and commercial applications. The SOLO is currently available for order here. For more information, please visit www.electrameccanica.com.

Safe Harbor Statements

Except for the statements of historical fact contained herein, the information presented in this news release constitutes “forward-looking statements” as such term is used in applicable United States and Canadian securities laws. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “anticipates”, “estimates”, “projects”, “expects”, “contemplates”, “intends”, “believes”, “plans”, “may”, “will”, or their negatives or other comparable words) are not statements of historical fact and should be viewed as “forward-looking statements”. Such forward looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the prices of other electric vehicles, costs associated with manufacturing vehicles, the availability of capital to fund business plans and the resulting dilution caused by the raising of capital through the sale of shares, changes in the electric vehicle market, changes in government regulation, developments in alternative technologies, inexperience in servicing electric vehicles, labour disputes and other risks of the electric vehicle industry including, without limitation, those associated with the delays in obtaining governmental approvals and/or certifications. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made, and the Company undertakes no obligation to update forward looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by applicable law. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the United States Securities and Exchange

Commission (the “SEC”) (available at www.sec.gov) and with Canadian securities administrators (available at www.sedar.com). Although the Company believes that the beliefs, plans, expectations and intentions contained in this news release are reasonable, there can be no assurance those beliefs, plans, expectations or intentions will prove to be accurate. Investors should consider all of the information set forth herein and should also refer to the risk factors disclosed in the Company’s periodic reports filed from time-to-time with the SEC. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities of the Company nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

MZ Group

(949) 259-4987

SOLO@mzgroup.us

Public Relations Contact

Amy Pandya

R&CPMK

(310) 967-3418

amy.pandya@rogersandcowanpmk.com